STOLT OFFSHORE S.A.

NEWS RELEASE
                                            Contacts:
                                            Julian Thomson/Fiona Harris
                                            Stolt Offshore S.A.
                                            US  +1 877 603 0267 (toll free)
                                            UK +44 1224 718436
                                            julian.thomson@stoltoffshore.com

                                            Patrick Handley (UK)/ Tim Payne (US)
                                            Brunswick Group
                                            UK +44 207 404 5959
                                            US +1 212 333 3810
                                            phandley@brunswickgroup.com
                                            tpayne@brunswickgroup.com

       Revised equity issue: increased capital raising up to $200 million
                         Revised EGM date and timetable.

London, England - January 16, 2004 - Further to its announcement of December 19, 2003, Stolt Offshore S.A. (NasdaqNM: SOSA; Oslo Stock Exchange: STO), announces revised proposals to increase its capital by up to $200 million. The Company will raise up to $150 million through a conditional Private Placement of $100 million and Subsequent Issue of up to $50 million. Additionally, Stolt-Nielsen S.A. has the option to convert up to $50 million in subordinated debt. The subscription price for both offerings remains unchanged at $2.20 per share.

Following discussions with its shareholders and lenders about the conditions of the previous proposals, the Board of Stolt Offshore has identified an opportunity to increase the amount of equity capital raised in the offering by up to 50%, and on better conditions than had formerly been available, which would deliver a commensurate improvement to the strength of the Company's balance sheet.

These changes require revisions to the timetable for both the equity offerings and the distribution of new information to shareholders. Consequently the Extraordinary General Meeting (EGM) scheduled for January 19, 2004 has been cancelled and an EGM of shareholders will now be held on February 11, 2004 at 3:00pm local time at the offices of Services Generaux de Gestion S.A., 23, Avenue Monterey, L-2086 Luxembourg. The Board of Directors of Stolt Offshore S.A. has determined that Common Shareholders of record as of close of business on January 21, 2004 will be entitled to vote. A new circular and invitation to the EGM will be sent to shareholders on or about January 22, 2004.

The outline of the revised equity issue is as follows:

o a Private Placement of 45.5 million new Common Shares to European institutional investors which is fully subscribed;

o a Subsequent Issue of up to 22.8 million new Common Shares to shareholders as of January 15, 2004, (of record January 21, 2004) who were not given the opportunity to participate in this Private Placement; and

o an option for Stolt-Nielsen S.A. to elect before February 12, 2004 to subscribe for up to an additional 22.8 million Common Shares in consideration for conversion of up to $50 million of subordinated loans to Stolt Offshore on the same terms as those in the proposed equity issue.

The Stolt Offshore Board has proposed the equity issue in order to:

o accelerate the financial restructuring of the Company through the raising of $100 million from the Private Placement and up to $50 million from the Subsequent Issue; and

o establish a better capital structure through the increase of book equity by a minimum of $100 million and up to a maximum of $200 million from which to reap the full advantages of the recent strategic and organisational changes.

The closing of the Private Placement will be subject to various conditions being met by February 12, 2004 including, among others:

o    approval by the Stolt Offshore shareholders;

o Stolt Offshore having agreed a new bonding facility in an amount not less than $100 million; and

o the conversion of the Company's "B" Shares, which are all owned by a subsidiary of Stolt-Nielsen S.A., to Common Shares on a 2:1 basis.

The full conditions are set forth at the end of this release.

It is contemplated that the net proceeds from the Private Placement and the Subsequent Issue will be used for (i) security for the new bonding facility (as further described below), (ii) working capital, (iii) prepayment of existing debt and/or (iv) general corporate purposes. Stolt Offshore may review its status regarding the Stolt-Nielsen S.A. liquidity line (which has not been drawn) on completion of the Private Placement.

Assuming the completion of the equity issues in full, Stolt Offshore will no longer be a majority controlled subsidiary of the Stolt-Nielsen Group.

It is anticipated that the Subsequent Issue will take place before the end of the second quarter of 2004. The subscription rights for the Subsequent Issue will not be tradeable or transferrable. To the extent that any such shareholders do not subscribe their relative part of shares in the Subsequent Issue, the Company may allocate these shares in the Subsequent Issue to other subscribers in the Subsequent Issue, the subscribers in the Private Placement, Stolt-Nielsen S.A., their respective affiliates or other investors.

Tom Ehret, Stolt Offshore CEO, said, "Today's revised equity issue is a step forward from the initial proposals. It brings Stolt Offshore additional capital strength to its balance sheet, helping to sustain the recovery of the business and advance its competitive potential in the market place."

Jacob Stolt-Nielsen, Chairman said, "We welcome this development which significantly improves the financial capability of Stolt Offshore. Stolt-Nielsen S.A. will remain a major and positive shareholder in the Company."

The securities to be offered in the Private Placement have not and will not be registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States without registration or an applicable exemption from the registration requirements. This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities in the United States nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful. Any public offering of securities to be made in the United States will be made by means of a prospectus that may be obtained from the issuer and that will contain detailed information about the Company and management, as well as financial statements.




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Stolt Offshore is a leading offshore contractor to the oil and gas industry, specialising in technologically sophisticated deepwater engineering, flowline and pipeline lay, construction, inspection and maintenance services. The Company operates in Europe, the Middle East, West Africa, Asia Pacific, and the Americas
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Forward-Looking Statements: Certain statements made in this press release may include "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements may be identified by the use of words like "anticipate", "believe", "estimate", "expect", "intend", "may", "plan", "project", "will", "should", "seek", and similar expressions. The forward-looking statements reflect our current views and assumptions and are subject to risks and uncertainties. The following factors, and others which are discussed in our public filings and submissions with the U.S. Securities and Exchange Commission, are among those that may cause actual and future results and trends to differ materially from our forward-looking statements: the terms, conditions and amount of our indebtedness; our ability to restructure our indebtedness; our ability to recover costs on significant projects; the general economic conditions and competition in the markets and businesses in which we operate; our relationship with significant customers; the outcome of legal proceedings; uncertainties inherent in operating internationally; the impact of laws and regulations; and operating hazards, including spills and environmental damage. Many of these factors are beyond our ability to control or predict. Given these factors, you should not place undue reliance on the forward-looking statements.


The Private Placement is conditional upon satisfaction of the following events on or prior to February 12, 2004 (the "Closing Date") (except for the event described in clause (a) below as it relates to the Board of Stolt Offshore which shall occur on or prior to January 16, 2004):

(a) The Board of Directors of Stolt Offshore S.A. and of Stolt-Nielsen S.A., if required, shall have approved and ratified the Private Placement on terms contemplated in this Subscription Agreement and Stolt-Nielsen S.A. shall have undertaken to vote in favor of the shareholder resolutions in Stolt Offshore S.A. required to authorise and approve the Private Placement and the Subsequent Issue;

(b) Stolt Offshore S.A. (or a subsidiary of Stolt Offshore S.A.) shall have entered into a new secured guarantee facility (the "New Bonding Facility") with a syndicate of lenders providing subject only to satisfaction of conditions precedent (and conditions subsequent) customary for a facility of this nature, for the commitment by the lenders to issue guarantees, performance bonds, bid bonds, advance payment bonds, letters of credit or other similar forms of surety (collectively, the "Bonds") in respect of obligations of Stolt Offshore S.A. and its group companies in the aggregate face amount of not less than US $100,000,000. The New Bonding Facility shall be on terms that (i) permit the use of proceeds from the Private Placement and the Subsequent Issue as described above and (ii) are reasonable (in the opinion of the Board of Directors of Stolt Offshore S.A.) in view of the security provided for the New Bonding Facility, Stolt Offshore S.A.'s financial position after taking into account the completion of the transactions contemplated hereby and the prospects of Stolt Offshore S.A. and its subsidiaries;

(c) Stolt-Nielsen S.A. shall have required the conversion of its Class B Shares issued by Stolt Offshore S.A. into Common Shares based on a 2:1 conversion rate and such conversion shall have been implemented or at least be irrevocable;

(d) Stolt Offshore S.A. (or to the extent applicable its subsidiaries) shall have entered into amendments to its existing loan, bonding- and credit facilities and any other relevant agreements that;

     (i) accommodate the New Bonding Facility and the transactions contemplated by the Subscription Agreement (which, for the avoidance of doubt, shall permit the contemplated use of the proceeds from the Private Placement and the Subsequent Issue);
     (ii) accommodate Stolt-Nielsen S.A.'s potential exercise of the Debt Conversion;
     (iii)amend the financial and other covenants to take into account the projected financial performance of the Company;
     (iv) ensure that the Company has no outstanding material breaches of such agreements;

(e) No change shall have occurred since the date of the Subscription Agreement in the business, properties, assets, liabilities, financial condition, operations, results of operations or prospects of Stolt Offshore S.A. or its subsidiaries that is materially adverse to Stolt Offshore S.A. and its subsidiaries, taken as a whole, or has had a material adverse effect on the value of Stolt Offshore S.A. and its subsidiaries taken as a whole; and

(f) The General Meeting and Board of Directors of Stolt Offshore S.A. shall have passed all resolutions required in order to complete the Private Placement and the Subsequent Issue.

     Stolt Offshore S.A. undertakes to notify the Managers in writing promptly upon these conditions being fulfilled. The Company expects that the New Bonding Facility may contain default provisions customary for a facility of its nature, including provisions relating to certain defaults by parties having provided guarantees and other security in favour of Stolt Offshore S.A., which would include Stolt-Nielsen S.A. which also has provided security in favour of Stolt Offshore S.A. under certain of its loan and credit facilities. The Company is considering implementing a long-term incentive plan for key executives.

None of the Company or the Managers makes any representation or covenant that any or all of the above conditions will be satisfied.